IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SEC
Mail Processing
Section

JUL 30 2008

Washington, DC
105

08054549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO THE
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Savings Financial Group, Inc.	0001435508
Exact name of registrant as specified in charter	Registrant CIK Number
Exhibit 99.1 to the Form S-1	333-151636
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

N/A
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
AUG 20 2008
THOMSON REUTERS

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clarksville, State of Indiana on July 30, 2008.

FIRST SAVINGS FINANCIAL GROUP, INC.

By: ______________________________
John P. Lawson, Jr.
Chief Operations Officer

Grant of Continuing Hardship Exemption

June 9, 2008

Applicant: Victor L. Cangelosi

Company Name: First Savings Financial Group, Inc.

Form Type: S-1

Subject document[s]: Exhibit 99.1 Appraisal Report for the Statistical Information only, all written portions must be EDGARized.

We considered your continuing hardship exemption request submitted via EDGAR on May 23, 2008 (Accession no. 0000909654-08-001008) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

PRO FORMA VALUATION UPDATE REPORT

FIRST SAVINGS FINANCIAL GROUP, INC
Clarksville, Indiana

PROPOSED HOLDING COMPANY FOR:
FIRST SAVINGS BANK, F.S.B.
Clarksville, Indiana

Dated As Of:
July 18, 2008

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

July 18, 2008

Board of Directors
First Savings Bank, F.S.B
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below. This Appraisal Update (the "Update") is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and applicable interpretations thereof.

Our Original Appraisal report, dated May 16, 2008 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in First Savings Bank, F.S.B.'s financial condition, including financial data through June 30, 2008; (2) an updated comparison of First Savings Bank, F.S.B.'s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The Board of Directors of First Savings Bank, F.S.B. ("First Savings" or the "Bank") adopted the plan of conversion on April 30, 2008 (the "Plan"), pursuant to which the Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and become a wholly-owned subsidiary of First Savings Financial Group, Inc. ("FSFG" or the "Company"), a newly formed Indiana corporation. FSFG will offer 100% of its common stock in a subscription offering to Eligible Account Holders, the Employee Stock Ownership Plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are define for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. Going forward, FSFG will own 100% of the Bank's stock, and the Bank will initially be FSFG's sole subsidiary. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Concurrent with the Conversion, the Bank will form a charitable foundation called the First Savings Charitable Foundation (the "Foundation"). The Bank will make a contribution to the Foundation of $1.2 million, consisting of $100,000 of cash plus 110,000 shares of conversion stock with a value of $1.1 million based on the $10.00 per share IPO price.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Bank as of June 30, 2008, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made? The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1. Financial Results

Following the preparation of the Original Appraisal, the Bank's June 30, 2008 financial data became available in the Bank's amended prospectus. Table 1 presents summary balance sheet and income statement data through June 30, 2008, as well as comparable data for the period ending March 31, 2008 as set forth in the Original Appraisal.

Table 1
First Savings Bank, F.S.B.
Recent Financial Data

	At March 31, 2008		At June 30, 2008	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$212,624	100.00%	$215,394	100.00%
Cash and Cash Equivalents	9,233	4.34%	10,946	5.08%
Investment Securities (AFS)	10,424	4.90%	11,045	5.13%
Investment Securities (HTM)	9,100	4.28%	8,647	4.01%
Loans Receivable (net)	171,018	80.43%	170,555	79.18%
Deposits	174,085	81.87%	176,417	81.90%
FHLB Advances	8,000	3.76%	8,000	3.71%
Total Equity	29,399	13.83%	29,341	13.62%

	12 Months Ended March 31, 2008		12 Months Ended June 30, 2008	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$12,818	6.39%	$12,685	6.32%
Interest Expense	(6,188)	-3.08%	(6,082)	-3.03%
Net Interest Income	$6,630	3.30%	$6,603	3.29%
Provision for Loan Losses	(1,541)	-0.77%	(1,652)	-0.82%
Net Interest Income after Provisions	$5,089	2.54%	$4,951	2.47%
Other Operating Income	953	0.47%	997	0.50%
Operating Expense	(5,936)	-2.96%	(6,149)	-3.06%
Net Operating Income	106	0.05%	(201)	-0.10%
Net Non-Operating Income	-	0.00%	-	0.00%
Net Income Before Tax	106	0.05%	(201)	-0.10%
Income Taxes	34	0.02%	161	0.08%
Net Income (Loss)	140	0.07%	(40)	-0.02%

Source: First Savings Bank's audited and unaudited financial statements and RP Financial calculations.

Growth Trends

The Bank's total assets increased by approximately $2.8 million over the three months ended June 30, 2008, which was funded by a moderate increase in deposits. The balance of loans decreased slightly by $463,000 during the three month period to equal $170.6 million, while there was a minimal increase of $150,000 in the investment portfolio, due to an increase of AFS investment securities offsetting a decrease in HTM investment securities. Equity decreased slightly during the quarter as interim earnings were offset by valuation adjustments on the AFS portfolio.

Loan Receivable

Loans receivable decreased modestly over the quarter ended June 30, 2008, to equal $170.6 million, equal to 79.2% of total loans. As discussed in the Original Appraisal, long term growth trends for the portfolio have recently been offset by First Savings' diminished construction lending, which is reflective of the weak housing market which has resulted in lower demand and more restrictive lending terms on the part of First Savings.

Investments and Mortgage-Backed Securities

The balance of investments and mortgage-backed securities ("MBS") changed only modestly over the quarter ended June 30, 2008, to equal $19.7 million, or 9.1% of total assets in aggregate. Moreover, the composition of the securities portfolio is substantially the same as the composition which prevailed as of the prior quarter end.

Funding Structure

Deposit balances increased by $2.3 million over the three months ended June 30, 2008, to equal $176.4 million, or 81.9% of total assets. Borrowings consisting of FHLB advances remained unchanged at a level of $8.0 million, equal to 3.7% of total assets.

Equity

Total equity decreased modestly (by $58,000) over the three months ended June 30, 2008 to equal $29.3 million, or 13.62% of assets. As discussed above, equity decreased during the quarter as earnings were more than offset by adjustments on the AFS portfolio.

Income and Expense Trends

The Bank's earnings declined slightly based on updated financial data, as loan loss provisions continued to increase primarily in response to the high level of non-performing assets ("NPAs") and related chargeoffs. Additionally, a modest reduction in the level of net interest income and increasing operating expenses were secondary factors in the Bank's operating loss for the 12 months ended June 30, 2008. Overall, the Bank reported a net loss of $40,000 (0.02% of average assets) for the 12 months ended June 30, 2008, in comparison to earnings of $140,000 (0.07% of average assets) for the 12 months ended March 31, 2008, as reflected in the Original Appraisal.

Net Interest Income

The Bank's net interest income decreased slightly, as the positive impact of balance sheet growth was mitigated by ongoing spread compression. For the 12 months ended June 30, 2008, the Bank's net interest income totaled $6.6 million (3.29% of average assets).

Loan Loss Provisions

Provision for loan losses increased from $1.5 million, equal to 0.77% of average assets for the 12 months ended March 31, 2008, to $1.7 million, equal to 0.82% of average assets for the 12 months. As discussed in the Original Appraisal, the increasing trend with regard to the Bank's loan loss provisions is primarily attributable to the Bank's portfolio of investor loans secured by single family properties, typically in low to moderate income areas in southern Indiana. In particular, First Savings established additional allowances for loan and lease losses ("ALLLs") against 35 loans to one borrower with a principal balance of $2.0 million where the Bank's perceives the market value has deteriorated significantly since the loans were originated.

Other Operating Income

Other operating income for the most recent 12 months increased modestly to equal $1.0 million, or 0.50% of average assets. The bulk of First Savings' fee income is comprised of fees related to its depository activities, lending, mortgage servicing and debit and credit interchange activities. As discussed in the Original Appraisal, the ratio of non-interest income to average assets is moderate in comparison to many community banks due in part to competitive conditions prevailing locally and the owing to the fact the First Savings' fee generating commercial deposit relationships and other fee generating activities are currently limited.

Operating Expenses

The Bank's operating expenses have increased in modestly in recent years, notwithstanding modest asset shrinkage which would otherwise tend to limit the growth of operating costs, as a result of growth in compensation and benefits and other factors related to posturing First Savings' commercial lending operations. Additionally, health and benefits costs have continued to spiral upward. For the 12 months ended June 30, 2008, the Bank's operating expenses equaled $6.1 million, or 3.06% of average assets, which is above the level of $5.9 million, or 2.96% of average assets reported for the 12 months ended March 31, 2008.

Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand the branch network. With regard to this latter factor, the Bank plans to establish two or more new branches over the next three to four years which will entail additional expenses related to staffing and operating costs as well as depreciation expense on the fixed asset investment. Furthermore, First Savings expects to continue to gradually build its commercial lending staffing levels take advantage of the expanded branch coverage. The Bank will be seeking to offset such costs over time through growth and increased efficiency.

Taxes

The Bank's average tax rate generally has ranged from 34% to 40% over the last five fiscal years. The Bank's average tax rate equaled 80.1% of pre-tax income with the average tax rate skewed upward as a result of the low level of net income overall. In the future, the Bank's tax rate is expected to approximate the long-term average rate in the range of 34% to 40%.

Efficiency Ratio

The Bank's efficiency ratio was substantially unchanged based on updated financial data and equaled 80.9% for the 12 months ended June 30, 2008. On a post-offering basis, the efficiency ratio is expected to show some improvement as the net interest ratio increases with the reinvestment of proceeds, although the increased operating expenses (reflecting the costs of building and staffing new branches as well as public company and stock plans expenses) may limit the improvement.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Bank, the Peer Group and all publicly-traded savings institutions. The ten financial institutions comprising the Peer Group in our Original Appraisal remain unchanged.

Financial Condition

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Bank's interest-earning asset composition continued to reflect a slightly higher level of loans (79.2% of assets for the Bank versus 75.4% for the Peer Group on average) and a lower level of cash, MBS and investments (14.2% for the Bank versus 18.5% for the Peer Group). The Bank's funding composition continued to reflect a greater proportion of deposits in comparison to the Peer Group based on deposits/assets ratios of 81.9% and 68.9%, respectively. Comparatively, borrowings accounted for a more limited portion of the Bank's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 3.7% and 19.2% for First Savings and the Peer Group, respectively, including balances of subordinated debt which totaled 0.6% for the Peer Group (the Bank did not have any subordinated debt).

The Bank's net worth ratio of 13.6% of assets remained above the Peer Group's average net worth ratio of 11.0%, even on a pre-conversion basis. The Bank's equity substantially consisted solely of tangible equity as intangible while intangible assets totaled 0.6% of assets for the Peer Group providing for a tangible net worth ratio of 10.7% of assets. The Bank's pro forma tangible capital position will increase with the addition of stock proceeds. The increase in First Savings' pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will also result in a lower return on equity. Both the Bank's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the first nine months of fiscal 2008 for the Bank and for the twelve months ended March 31, 2008, for the Peer Group. The Bank's asset growth rate increased modestly, to equal 7.92% which fell slightly below the Peer Group growth rate of 8.29%. The Bank's updated financial data indicated that asset growth was primarily the result of an expanded balance of cash and investments (23.32% growth) as loan growth was comparatively modest (2.54%). By

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2008

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
First Savings Bank, F.S.B.																				
June 30, 2008	5.1%	9.1%	1.7%	79.2%	81.9%	3.7%	0.0%	13.6%	0.0%	13.6%	7.92%	23.32%	2.54%	8.03%	NM	-1.44%	-1.44%	14.39%	14.39%	24.53%
All Public Companies																				
Averages	4.3%	19.8%	1.3%	70.1%	66.6%	19.3%	0.6%	12.1%	1.1%	11.0%	8.96%	3.54%	9.49%	4.37%	14.78%	-1.61%	-2.39%	10.36%	10.25%	16.64%
Medians	3.3%	17.4%	1.4%	71.5%	67.5%	18.2%	0.0%	10.1%	0.2%	9.0%	6.28%	2.46%	8.10%	3.01%	10.16%	-0.26%	-0.42%	8.70%	8.66%	13.30%
State of IN																				
Averages	4.5%	15.7%	2.6%	72.7%	71.6%	16.3%	0.7%	10.3%	0.7%	9.6%	7.34%	-2.32%	12.47%	4.46%	18.56%	0.40%	0.57%	9.24%	9.24%	13.79%
Medians	3.8%	17.0%	2.3%	73.5%	71.5%	16.8%	0.0%	10.0%	0.1%	9.3%	1.35%	-0.50%	3.62%	-0.19%	6.00%	1.06%	1.12%	9.27%	9.27%	13.55%
Comparable Group																				
Averages	4.4%	14.1%	2.0%	75.4%	68.9%	18.6%	0.6%	11.0%	0.3%	10.7%	8.29%	-3.04%	6.52%	4.70%	9.75%	-0.31%	-0.17%	10.02%	10.02%	15.00%
Medians	4.0%	17.0%	1.9%	73.6%	67.7%	20.5%	0.0%	10.2%	0.0%	10.0%	3.04%	-0.50%	6.19%	1.42%	5.93%	-0.11%	-0.07%	9.78%	9.78%	14.25%
Comparable Group																				
ASBI Ameriana Bancorp of New Castle IN	3.9%	19.3%	5.2%	66.4%	72.4%	15.9%	2.3%	7.5%	0.2%	7.3%	1.90%	-22.30%	12.48%	0.95%	6.00%	3.16%	3.27%	9.03%	9.03%	13.79%
CFBK Central Federal Corp. of OH	2.5%	10.7%	1.4%	82.0%	67.4%	20.0%	1.9%	10.0%	0.0%	10.0%	14.81%	-0.50%	18.40%	12.59%	39.19%	-4.55%	-4.55%	8.69%	8.69%	11.37%
CZWI Citizens Community Bancorp Inc. of WI	4.2%	11.8%	0.0%	80.1%	58.6%	22.8%	0.0%	17.7%	1.6%	16.1%	40.91%	NM	21.76%	24.99%	NM	-3.00%	-2.87%	10.70%	10.70%	17.00%
FFDF FFD Financial Corp. of Dover OH	5.3%	4.1%	0.0%	88.2%	77.7%	11.5%	0.0%	10.1%	0.0%	10.1%	6.11%	4.08%	5.65%	4.69%	23.76%	2.74%	2.74%	NA	NA	NA
FBSI First Bancshares, Inc. of MO	6.8%	19.0%	2.4%	67.5%	79.8%	9.0%	0.0%	11.0%	0.1%	10.9%	3.07%	-7.74%	6.92%	5.34%	-14.26%	3.12%	3.34%	10.05%	10.05%	16.42%
FCAP First Capital, Inc. of IN	5.5%	16.7%	1.1%	72.1%	72.9%	16.2%	0.0%	10.3%	1.2%	9.0%	1.14%	0.84%	-0.21%	0.61%	1.53%	5.27%	6.24%	8.40%	8.40%	13.20%
LSBI LSB Financial Corp. of Lafayette IN	3.8%	4.6%	1.7%	85.6%	67.9%	21.6%	0.0%	9.6%	0.0%	9.6%	-2.01%	9.79%	-2.68%	-5.35%	10.16%	-2.96%	-2.96%	9.50%	9.50%	13.30%
LBCP Liberty Bancorp, Inc. of MO	3.1%	17.4%	2.4%	72.6%	65.3%	21.0%	0.0%	13.2%	0.0%	13.2%	12.43%	-10.35%	16.36%	0.17%	NM	-9.78%	-9.78%	11.10%	11.10%	14.70%
PFED Park Bancorp of Chicago IL	6.3%	20.2%	3.4%	64.3%	63.7%	21.4%	0.0%	13.4%	0.0%	13.4%	1.53%	6.86%	-2.93%	1.69%	5.65%	-5.24%	-5.24%	12.70%	12.70%	20.20%
RIVR River Valley Bancorp of IN	2.5%	17.2%	2.2%	74.9%	63.0%	26.5%	2.1%	7.5%	0.0%	7.5%	3.01%	-10.02%	7.46%	1.15%	5.76%	8.10%	8.11%	NA	NA	NA

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2008

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
First Savings Bank, F.S.B.																			
June 30, 2008	-0.02%	6.32%	3.03%	3.29%	0.82%	2.47%	0.00%	0.00%	0.50%	0.50%	3.06%	0.00%	0.00%	0.00%	6.80%	3.54%	3.26%	$2,872	80.10%
All Public Companies																			
Averages	0.36%	5.82%	3.13%	2.69%	0.28%	2.41%	0.03%	-0.01%	0.66%	0.68%	2.57%	0.06%	0.06%	0.01%	6.17%	3.63%	2.54%	$5,909	31.52%
Medians	0.46%	5.76%	3.16%	2.71%	0.12%	2.53%	0.00%	0.00%	0.52%	0.52%	2.54%	0.00%	0.01%	0.00%	6.07%	3.65%	2.57%	$4,988	32.59%
State of IN																			
Averages	0.40%	5.88%	3.17%	2.71%	0.25%	2.46%	0.01%	-0.05%	0.93%	0.89%	2.75%	0.01%	-0.03%	0.00%	6.31%	3.58%	2.74%	$3,679	27.06%
Medians	0.42%	5.88%	3.17%	2.65%	0.22%	2.57%	0.00%	0.00%	0.85%	0.87%	2.64%	0.00%	0.04%	0.00%	6.30%	3.61%	2.68%	$3,655	28.22%
Comparable Group																			
Averages	0.40%	6.18%	3.26%	2.92%	0.19%	2.73%	0.01%	-0.03%	0.67%	0.65%	2.82%	0.01%	0.03%	0.00%	6.59%	3.73%	2.86%	$3,629	34.85%
Medians	0.38%	6.16%	3.22%	3.01%	0.23%	2.71%	0.00%	0.00%	0.67%	0.63%	2.65%	0.00%	0.06%	0.00%	6.66%	3.68%	2.89%	$3,621	31.22%
Comparable Group																			
ASBI Ameriana Bancorp of New Castle IN	0.37%	5.56%	3.19%	2.37%	-0.31%	2.68%	0.02%	-0.14%	1.20%	1.08%	3.47%	0.00%	0.02%	0.00%	6.17%	3.52%	2.65%	$2,749	NM
CFBK Central Federal Corp. of OH	0.01%	6.75%	3.75%	3.00%	0.27%	2.73%	0.00%	0.01%	0.41%	0.42%	2.75%	0.00%	-0.18%	0.00%	7.12%	4.23%	2.89%	$4,531	NM
CZWI Citizens Community Bancorp Inc. of WI	0.38%	6.25%	3.20%	3.06%	0.17%	2.88%	0.08%	0.00%	0.39%	0.47%	2.65%	0.08%	0.00%	0.00%	6.52%	4.09%	2.43%	$3,461	38.91%
FFDF FFD Financial Corp. of Dover OH	0.78%	6.83%	3.06%	3.77%	0.39%	3.38%	0.00%	0.00%	0.29%	0.29%	2.57%	0.00%	0.09%	0.00%	6.99%	3.46%	3.53%	$3,748	34.20%
FBSI First Bancshares, Inc. of MO	0.12%	6.10%	3.23%	2.87%	0.30%	2.57%	0.00%	0.00%	0.96%	0.96%	3.44%	0.02%	0.09%	0.00%	6.80%	3.65%	3.15%	$2,184	26.10%
FCAP First Capital, Inc. of IN	0.79%	5.99%	2.97%	3.02%	0.12%	2.90%	0.00%	0.00%	0.70%	0.70%	2.52%	0.02%	0.09%	0.00%	6.33%	3.33%	3.01%	$3,302	31.57%
LSBI LSB Financial Corp. of Lafayette IN	0.37%	6.40%	3.32%	3.08%	0.45%	2.63%	0.00%	-0.29%	1.41%	1.13%	3.27%	0.00%	0.05%	0.00%	6.81%	3.70%	3.11%	$3,694	30.87%
LBCP Liberty Bancorp, Inc. of MO	0.61%	6.51%	3.41%	3.11%	0.26%	2.84%	0.02%	-0.10%	0.64%	0.56%	2.64%	0.00%	0.10%	0.00%	6.93%	4.03%	2.90%	$4,098	29.28%
PFED Park Bancorp of Chicago IL	-0.07%	5.37%	2.93%	2.45%	0.03%	2.41%	0.00%	0.18%	-0.10%	0.08%	2.62%	0.00%	-0.04%	0.00%	5.89%	3.47%	2.42%	$4,311	62.27%
RIVR River Valley Bancorp of IN	0.66%	6.03%	3.56%	2.47%	0.21%	2.26%	0.00%	0.00%	0.84%	0.84%	2.27%	0.00%	0.06%	0.00%	6.38%	3.87%	2.51%	$4,012	25.57%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

comparison, the Peer Group's growth was focused in the loan portfolio, which increased by 8.52% as their cash, investment and MBS portfolios shrank (by 3.04%).

In terms of liability growth, the rate of deposit growth increased for the Bank based on updated financial data, to equal 6.03% versus an average of 4.70% for the Peer Group. Additionally, borrowed funds increased for both the Bank (167%) and the Peer Group (9.75%), with the Bank's high rate calculated off a low base of $3 million of borrowings outstanding as of September 30, 2007.

The Bank's equity decreased by 1.44% versus shrinkage of less than 1% for the Peer Group. The Bank's comparatively modest capital growth rate is reflective of its moderate ROA and ROE measures (i.e., losses reported in the current fiscal year). The Peer Group's more limited equity growth, notwithstanding favorable profitability, reflects the adoption of dividend and capital management strategies. On a post-offering basis, the Bank's capital growth rate is expected to remain modest over the near term due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

<u>Income and Expense Trends</u>

As noted previously, First Savings' modest operating earnings as reflected in the Original Appraisal reversed to a loss for the 12 months ended June 30, 2008, equal to 0.02% of average assets. By comparison, the Peer Group's updated ROA increased to 0.40% of average assets as compared to 0.37% of average assets in the Original Appraisal. The Bank's lower earnings were primarily the result of relatively high loan loss provisions reported in the most recent 12 month period.

Net interest income equaled 3.29% versus 2.92% for the Peer Group on average. First Savings' higher interest income ratio was the result of its higher yield on interest-earning assets (6.80% versus 6.59% for the Peer Group) and is partially attributable to the relatively high ratio of loans in the portfolio. The Bank's favorable interest expense ratio as a percent of average assets, 3.03% versus 3.26% of average assets for the Peer Group, reflects the Bank's stronger capital ratio (i.e., the Peer Group funds operations out of IBL to a greater extent than cost-free capital), even on a pre-offering basis as the Bank's cost of funds approximated the Peer Group median. First Savings' interest expense ratio is expected to diminish on a pro forma basis, as the Conversion proceeds will represent interest-free funds for the Bank.

Non-interest operating income continued to be a more modest contributor to First Savings' earnings relative to the Peer Group, at 0.50% and 0.65%, respectively. At the same time, the Bank's operating expense ratio remains above the Peer Group average (3.06% of average assets for the Bank versus 2.82% of average assets for the Peer Group). As discussed in the Original Appraisal, the Bank's higher level of operating expenses can in part be attributed to the additional staff the Bank has added to support implementation of business plan growth strategies, including the commercial lending initiatives. Additionally, modest assets shrinkage over the last five fiscal years has exacerbated the increase in First Savings' operating expense ratio as the Bank's expenses, many of which are fixed, are spread over a diminishing base of assets.

The Bank's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 80.9% remains less favorable than the Peer Group's ratio of 79.0%. While the favorable similar efficiency ratio would typically imply similar core earnings for the Bank, loan loss provisions have impacted the Bank's earnings to a far greater extent. The Bank's comparatively lower ROA is the result of its significantly higher level of loan loss provisions which results from its higher NPAs and efforts to maintain ALLLs at levels required pursuant to its policies and procedures. On a post-conversion basis, the Bank's efficiency ratio may improve marginally over the short term while management expects more significant long-term improvement as the proceeds and infrastructure investments are leveraged.

As noted above, loan loss provisions continued to have a more significant impact on First Savings' earnings in comparison to the Peer Group, with loan loss provisions established by the Bank and the Peer Group equaling 0.82% and 0.19% of average assets, respectively. Importantly, more than one-half of the Bank's loan loss provisions for the 12 months ended March 31, 2008, reflect loan losses provisions established for a specific group of loans to a real estate investor.

The Bank's average tax rate generally has ranged from 34% to 40% over the last five fiscal years, which is relatively comparable to the Peer Group average of 34.85%. The Bank's average tax rate equaled 80.1% of pre-tax income for the most recent twelve month period with the average tax rate skewed upward as a result of the low level of net income overall.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has exhibited volatility and, in general, has declined. Soaring oil prices and growing concerns about inflation triggered a sell-off in the broader stock market heading into the second half of May 2008. The downward trend in stocks continued through the end of May and into-early June amid concerns about more credit-related losses forecasted for the financial sector. Following a one day rebound on surprisingly strong retail sales data for May, a spike in the May unemployment rate accelerated the early-June slide in stocks. Led by a decline in financial shares, the downward trend in stocks prevailed through most of June. The Dow Jones Industrial Average ("DJIA") hit a 2008 low in late-June, as stocks plunged following downgrades of brokerage and automotive stocks and a jump in oil prices. Selling pressure in the broader market continued into the first half of July, as financial stocks led the downturn on worries about earnings and the economy. For the first time in two years, the DJIA closed below 11000 in mid-July as bank stocks led the market lower following the takeover of IndyMac Bancorp by the FDIC. Led by a rally in financial stocks, stocks rebounded heading into the second half of July. Better-than-expected earnings by some of the major banks and a drop in oil prices below a $130 a barrel were noteworthy contributors to the rally. On July 18, 2008, the DJIA closed at 11496.57 or 11.5% lower since the date of the Original Appraisal and the NASDAQ closed at 2282.78 or 9.7% lower since the date of the Original Appraisal.

Thrift stocks generally experienced further deterioration since the date of the Original Appraisal. Thrift stocks edged higher along with the broader stock market heading into mid-May 2008, which was followed by a slight pullback on inflation worries, higher oil prices and more weak data coming from the housing sector. In late-May and early-June, thrift shares settled into a narrow trading range and then sold off along with the broader stock market on news of the spike in the May unemployment rate. Thrift prices deteriorated further heading into mid-June on concerns of mounting credit-related losses as mortgage delinquencies and foreclosures continued to surpass record levels. Following a mild rebound in mid-June, thrift shares tumbled lower at the end of the second quarter as financial shares were pummeled by downgrades by Wall Street analysts and second quarter profit worries. The downturn in thrift stocks continued in early-July, with projected second quarter losses becoming more widespread among thrift stocks. Fannie Mae and Freddie Mac dropped to their lowest levels in more than 14 years, as concerns grew about their capital positions. Thrift stocks rallied strongly on comments by the Federal Reserve Chairman that outlined measures to shore up mortgage lending and help markets operate smoothly, but the one-day rally was quickly wiped out by fears about bank stability and the future of the mortgage market heading into mid-July. Most notably, the sell-off in thrift shares was fueled by the failure of IndyMac Bancorp and growing concerns about the solvency of Fannie Mae and Freddie Mac. The sell-off was followed by a sharp rebound in thrift stocks, as some major banks posted better-than-expected earnings and Freddie Mac considered a major stock sale that would have the potential to avoid implementation of a government rescue plan. On July 18, 2008, the SNL Index for all publicly-traded thrifts closed at 871.7, a decrease of 10.9% since May 16, 2008.

Consistent with SNL Index, the updated pricing measures for the Peer Group and all publicly-traded thrifts were generally lower compared to the Original Appraisal. In general, the declines in the Peer Group's updated pricing measures were similar to the reduction in the SNL thrift index, as the Peer Group's P/B and P/TB ratios declined by approximately 11% which is the same as the broader market decline as indicated by the SNL index. The P/E multiple declined by a comparatively greater amount, in the range of 16% to 17%. Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were lower as of July 18, 2008. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of May 16, 2008 and July 18, 2008.

Average Pricing Characteristics

	At May 16, 2008	At July 18, 2008	% Change
Peer Group			
Price/Earnings (x)	20.23x	16.90x	(16.5)%
Price/Core Earnings (x)	21.43	17.82	(16.8)
Price/Book (%)	83.22%	74.13%	(10.9)
Price/Tangible Book(%)	85.43	76.28	(10.7)
Price/Assets (%)	9.20	8.07	(12.3)
Mkt. Capitalization ($Mil) (1)	$26.23	$23.54	(10.3)
All Publicly-Traded Thrifts(2)			
Price/Earnings (x)	20.47x	17.87x	(12.7)%
Price/Core Earnings (x)	20.65	18.75	(9.2)
Price/Book (%)	108.34%	81.80%	(24.5)
Price/Tangible Book(%)	120.80	95.92	(20.6)
Price/Assets (%)	13.77	9.52	(30.9)
Avg. Mkt. Capitalization ($Mil)	$339.09	$378.88	11.7
Other			
SNL Thrift Index	978.4	871.7	(10.9)

(1) Reflects median value.
(2) May 16, 2008 data included publicly-traded MHCs, which have been excluded from the July 18, 2008 data.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

In general, the difficult market environment for the overall thrift market has filtered into the new issue market as well. As shown in Table 5, the only conversion offering completed during the past three months was Malvern Federal's mutual holding company offering. Malvern Federal's offering closed at the maximum of the valuation range following resolicitation of an under subscribed offering at a lower valuation range. Malvern Federal's closing pro forma price/tangible book ratio on a fully-converted basis equaled 63.7%. As of July 18, 2008, Malvern Federal's stock closed 4.6% above its IPO price.

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans				Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 7/18/08 ($)	% Change (%)
Mutual Holding Company Conversions																																
Malvern Federal Bancorp, Inc., PA*	5/20/08	MLVF-NASDAQ	$ 642	8.23%	1.24%	71%	$ 28.5	43%	115%	5.2%	S	4.65%	8.7%	4.4%	10.9%	1.7%	0.00%	63.7%	29.9x	10.4%	0.3%	11.8%	2.9%	$10.00	$10.98	9.8%	$11.00	10.0%	$11.00	10.0%	$10.46	4.6%
Averages - Mutual Holding Company Conversions:			$ 642	8.23%	1.24%	71%	$ 28.5	43%	115%	5.2%	NA	NA	8.7%	4.4%	#####	1.7%	0.00%	63.7%	29.9x	10.4%	0.3%	11.8%	2.9%	$10.00	$10.98	9.8%	$11.00	10.0%	$11.00	10.0%	$10.46	4.6%
Medians - Mutual Holding Company Conversions:			$ 642	8.23%	1.24%	71%	$ 28.5	43%	115%	5.2%	NA	NA	8.7%	4.4%	#####	1.7%	0.00%	63.7%	29.9x	10.4%	0.3%	11.8%	2.9%	$10.00	$10.98	9.8%	$11.00	10.0%	$11.00	10.0%	$10.46	4.6%
Averages - All Conversions:			$ 642	8.23%	1.24%	71%	$ 28.5	43%	115%	5.2%	NA	NA	8.7%	4.4%	#####	1.7%	0.00%	63.7%	29.9x	10.4%	0.3%	11.8%	2.9%	$10.00	$10.98	9.8%	$11.00	10.0%	$11.00	10.0%	$10.46	4.6%
Medians - All Conversions:			$ 642	8.23%	1.24%	71%	$ 28.5	43%	115%	5.2%	NA	NA	8.7%	4.4%	#####	1.7%	0.00%	63.7%	29.9x	10.4%	0.3%	11.8%	2.9%	$10.00	$10.98	9.8%	$11.00	10.0%	$11.00	10.0%	$10.46	4.6%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

July 18, 2008

Summary of Adjustments

In the Original Appraisal, we made adjustments shown in Table 6 to First Savings' pro forma value based upon our comparative analysis to the Peer Group. Except for the valuation adjustment related to profitability, growth and viability of earnings, all of the valuation parameters remain unchanged since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

The earnings valuation parameter has been upgraded from a moderate downward adjustment to a slight downward adjustment, primarily to reflect the improvement in NPAs, (from 2.50% of assets as of March 31, 2008, to 1.73% as of June 30, 2008. Coupled with the increase in reserve coverage in relation to NPAs achieved over the quarter, we believe future provisioning may be lower which will favorably impact future earnings.

Table 6
First Savings Bank, F.S.B.
Updated Valuation Adjustments

Parameters:	Key Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The general market for thrift stocks deteriorated further since the date of the Original appraisal, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts. The updated pricing measures for the Peer Group and all publicly-traded thrifts were lower as well compared to the Original Appraisal. Recent thrift offerings have in general encountered a more difficult selling environment, with a number of offerings having to be extended beyond the subscription period to be completed. In some cases, offerings have not been successfully completed due to orders falling well short of the minimum of their offering ranges. The most recent completed conversion offering was Malvern Federal's MHC offering, which required a resolicitation at a lower valuation range. At the same time, these conditions prevailed at the time of the Original Appraisal and thus we continue to believe a downward adjustment remains appropriate.

Overall, taking into account the foregoing factors primarily including the reduction in the Peer Group's pricing ratios, we believe that a decrease in the Bank's estimated pro market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing First Savings' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal did not change.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank's shareholders. However, we have considered the impact of the Bank's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that a decrease in First Savings' value is appropriate. Accordingly, RP Financial concluded that as of July 18, 2008, the pro forma market value of the Bank's conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $29,000,000 at the midpoint, equal to 2,900,000 shares at $10.00 per share. The updated valuation reflects a 9.4% reduction relative to the valuation conclusion set forth in the Original Appraisal.

P/E Approach. The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we note that the Bank reported a trailing 12 month loss equal to $40,000 on a pre-conversion basis. Importantly, with a valuation earnings base in a loss position coupled with the low reinvestment yields available in the current market and the expense of the employee stock benefit plans, the Bank is in a pro forma loss position and the pro forma P/E multiple is not meaningful for valuation purposes.

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $29.0 million updated midpoint value, the Bank's P/B and P/TB ratios both equaled 54.92%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 74.13% and 76.27%, respectively, First Savings' updated ratios were discounted by 25.9% and 28.0% (versus discounts of 30.8% and 32.6% from the average Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 73.76% and 75.49%, respectively, First Savings' updated ratios were discounted by 25.5% and 27.3% (versus discounts of 28.7% and 30.2% from the Peer Group's median P/B and P/TB ratios as indicated in the Original Appraisal).

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint value, First Savings' pro forma P/A ratio equaled 12.14%. Comparatively, the Peer Group companies exhibited an average P/A ratio of 8.07%, which implies a premium of 50.4% has been applied to the Bank's pro forma P/A ratio. Comparatively, the P/A premium was 45.7% at the midpoint of the range in the Original Appraisal.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of July 18, 2008, the aggregate pro forma market value of the Bank's common stock, including the shares sold in the offering and the shares contributed to the Foundation immediately following the offering, is $29,000,000, equal to 2,900,000 shares issued at a per share value of $10.00. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 2 and Exhibit 3. Details with respect to the valuation range are set forth on the following page.

Valuation Range	Offering Amount	Foundation Shares	Total Issued
Shares			
Minimum	2,371,500	110,000	2,481,500
Midpoint	2,790,000	110,000	2,900,000
Maximum	3,208,500	110,000	3,318,500
Supermaximum	3,689,775	110,000	3,799,775
Value			
Minimum	$ 23,715,000	$ 1,100,000	$ 24,815,000
Midpoint	$ 27,900,000	$ 1,100,000	$ 29,000,000
Maximum	$ 32,085,000	$ 1,100,000	$ 33,185,000
Supermaximum	$ 36,897,750	$ 1,100,000	$ 37,997,750

Respectfully submitted,

RP® FINANCIAL, LC.

James P. Hennessey
Director

Table 7
Public Market Pricing
First Savings Bank, F.S.B.
As of July 18, 2008

		Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12 Month EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): Tang. Eq./ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported: ROA (%)	Reported: ROE (%)	Core: ROA (%)	Core: ROE (%)	Offering Size ($Mil)
First Savings Bank, F.S.B.																						
	Superrange	$10.00	$38.00	($0.08)	$15.96	NM	62.66%	15.40%	62.66%	NM	$0.00	0.00%	0.00%	$247	24.58%	24.58%	1.51%	-0.13%	-0.53%	-0.13%	-0.53%	38.90
	Maximum	$10.00	$33.19	($0.09)	$17.01	NM	58.79%	13.66%	58.79%	NM	$0.00	0.00%	0.00%	$243	23.28%	23.28%	1.54%	-0.12%	-0.51%	-0.12%	-0.51%	32.09
	Midpoint	$10.00	$29.00	($0.09)	$18.21	NM	54.92%	12.14%	54.92%	NM	$0.00	0.00%	0.00%	$239	22.11%	22.11%	1.56%	-0.11%	-0.49%	-0.11%	-0.49%	27.90
	Minimum	$10.00	$24.82	($0.09)	$19.81	NM	50.48%	10.55%	50.48%	NM	$0.00	0.00%	0.00%	$235	20.90%	20.90%	1.58%	-0.10%	-0.47%	-0.10%	-0.47%	23.72
All Public Companies(7)																						
	Averages	$11.43	$378.88	$0.34	$14.94	17.87x	81.80%	9.52%	95.92%	18.75x	$0.39	3.40%	41.94%	$3,677	11.30%	10.22%	1.39%	0.30%	2.63%	0.28%	2.48%	
	Medians	10.03	64.94	0.48	13.06	15.21x	77.91%	7.57%	86.14%	16.10x	$0.34	3.15%	34.04%	$887	9.13%	7.95%	0.69%	0.44%	3.91%	0.44%	3.72%	
All Non-MHC State of IN(7)																						
	Averages	$14.65	$45.18	$1.00	$18.60	14.85x	79.19%	7.20%	83.99%	14.90x	$0.66	1.60%	23.45%	$608	9.09%	8.58%	2.06%	0.51%	5.85%	0.51%	5.68%	
	Medians	$14.00	$39.40	$1.01	$16.62	15.20x	84.24%	6.81%	90.51%	16.06x	$0.72	1.66%	18.61%	$456	9.04%	7.91%	1.63%	0.46%	5.04%	0.43%	5.15%	
Comparable Group Averages																						
	Averages	$11.49	$26.61	$0.57	$15.37	16.90x	74.13%	8.07%	76.27%	17.82x	$0.44	1.60%	23.46%	$330	11.03%	10.75%	1.41%	0.39%	3.98%	0.38%	3.80%	
	Medians	$13.20	$23.54	$0.49	$16.33	16.04x	73.76%	8.04%	75.49%	16.75x	$0.36	1.66%	18.61%	$343	10.19%	10.04%	1.41%	0.38%	3.98%	0.37%	3.59%	
State of Indiana (7)																						
ASBI	Ameriana Bncp of New Castle IN	$8.71	$26.03	$0.52	$11.18	16.43x	77.91%	5.85%	79.91%	16.75x	$0.16	1.84%	30.19%	$445	7.50%	7.33%	1.63%	0.37%	4.81%	0.36%	4.72%	
CITZ	CFS Bancorp, Inc of Munster IN	$11.40	$121.75	$0.71	$12.34	15.20x	92.38%	10.20%	93.21%	16.06x	$0.48	4.21%	64.00%	$1,194	11.04%	10.95%	2.62%	0.67%	6.16%	0.64%	5.83%	
FCAP	First Capital, Inc. of IN	$14.00	$39.40	$1.17	$16.62	11.02x	84.24%	8.65%	95.96%	11.97x	$0.72	5.14%	56.69%	$456	10.26%	9.12%	1.41%	0.79%	7.90%	0.73%	7.28%	
LSBI	LSB Fin. Corp. of Lafayette IN	$14.94	$23.29	$0.76	$21.93	17.79x	68.13%	6.57%	68.13%	19.66x	$1.00	6.69%	NM	$354	9.65%	9.65%	3.26%	0.37%	3.79%	0.34%	3.43%	
MFBC	MFB Corp. of Mishawaka IN(7)	$28.76	$39.92	$1.54	$31.00	23.57x	92.77%	7.97%	101.48%	18.68x	$0.76	2.64%	62.30%	$501	8.59%	7.91%	NA	0.33%	4.06%	0.42%	5.15%	
MFSF	MutualFirst Fin. Inc. of IN	$10.22	$42.09	$1.01	$21.07	9.55x	48.50%	4.38%	58.77%	10.12x	$0.64	6.26%	59.81%	$960	9.04%	7.58%	1.47%	0.46%	5.04%	0.43%	4.76%	
RIVR	River Valley Bancorp of IN	$14.50	$23.78	$1.31	$16.04	10.36x	90.40%	6.81%	90.51%	11.07x	$0.84	5.79%	60.00%	$349	7.54%	7.53%	NA	0.67%	9.14%	0.62%	8.56%	
Comparable Group																						
ASBI	Ameriana Bncp of New Castle IN	$8.71	$26.03	$0.52	$11.18	16.43	77.91%	5.85%	79.91%	16.75x	$0.16	1.84%	30.19%	$445	7.50%	7.33%	1.63%	0.37%	4.81%	0.36%	4.72%	
CFBK	Central Federal Corp. of OH	$3.60	$16.08	$0.07	$6.17	NM	58.35%	5.82%	58.35%	NM	$0.20	5.56%	NM	$276	9.97%	9.97%	0.59%	0.00%	0.00%	0.12%	1.13%	
CZWI	Citizens Comm Bncorp Inc of WI	$7.70	$52.08	$0.21	$11.13	36.67	69.18%	12.23%	78.09%	36.67x	$0.20	2.60%	NM	$426	17.68%	16.34%	0.50%	0.38%	1.85%	0.38%	1.85%	
FFDF	FFD Financial Corp of Dover OH	$12.73	$13.62	$1.18	$17.00	10.02	74.88%	7.57%	74.88%	10.79x	$0.66	5.18%	51.97%	$180	10.11%	10.11%	0.72%	0.78%	7.49%	0.72%	6.96%	
FBSI	First Bancshares, Inc. of MO	$13.67	$21.20	$0.10	$17.71	NM	77.19%	8.51%	77.89%	NM	$0.00	0.00%	0.00%	$249	11.03%	10.94%	1.56%	0.12%	1.09%	0.06%	0.58%	
FCAP	First Capital, Inc. of IN	$14.00	$39.40	$1.17	$16.62	11.02	84.24%	8.65%	95.96%	11.97x	$0.72	5.14%	56.69%	$456	10.26%	9.12%	1.41%	0.79%	7.90%	0.73%	7.28%	
LSBI	LSB Fin. Corp. of Lafayette IN	$14.94	$23.29	$0.76	$21.93	17.79	68.13%	6.57%	68.13%	19.66x	$1.00	6.69%	NM	$354	9.65%	9.65%	3.26%	0.37%	3.79%	0.34%	3.43%	
LBCP	Liberty Bancorp, Inc. of MO	$8.02	$32.12	$0.45	$11.04	16.04	72.64%	9.56%	72.64%	17.82x	$0.10	1.25%	20.00%	$336	13.16%	13.16%	1.65%	0.81%	4.17%	0.55%	3.75%	
PFED	Park Bancorp of Chicago IL	$17.00	$20.49	($0.07)	$24.65	NM	68.41%	9.14%	68.41%	NM	$0.52	3.06%	NM	$224	13.36%	13.36%	1.33%	-0.07%	-0.47%	-0.04%	-0.27%	
RIVR	River Valley Bancorp of IN	$14.50	$23.78	$1.31	$16.04	10.36	90.40%	6.81%	90.51%	11.07x	$0.84	5.79%	60.00%	$349	7.54%	7.53%	NA	0.67%	9.14%	0.62%	8.56%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

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